EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MAY 31, 2002

BBVA BANCO BHIF

(Exact name of Registrant as specified in its charter)

Huerfanos 1234
Santiago, Chile
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F_X_ FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO_X_

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

BBVA BANCO BHIF

TABLE OF CONTENTS

ITEM 1

BBVA Banco BHIF

Santiago, May 24, 2002
No. 155.02

To the
Santiago Stock Exchange
Securities Exchange
By hand.

Dear Sirs:

In letters dated May 2 and 3 of this year, I informed the Securities Exchange of the resolutions approved at the Ordinary Shareholders' Meeting held on April 23 of this year, and the obligatory announcement of the total renewal of the Board of Directors, in a notice published in the *Diario La Nación* newspaper on May 3.

I hereby inform you that there was an error in the transcription of the resolution approved under Point Three of the Agenda: "Election of the Board" regarding the name of one of the elected titular directors, his full name being "Antonio Martínez-Jorquera Lloveras" and not "Antonio Martínez Jorquera."

The relevant correction to the obligatory notice will be published in a notice to appear in the *Diario La Nación* newspaper today.

I attach a certified copy of the official record issued on May 17, 2002, at the Santiago Notary's Office of Mr. José Musalem Saffie, covering both the Minutes of the Board Meeting as well as the correction to the transcription, duly signed by the President, Secretary and shareholders appointed for this purpose; this copy replaces the one sent on May 9.

Very truly yours,

BBVA BANCO BHIF
[signature] Elisa Abovic
María Elisa Abovic Wiegand
Statutory Auditor

Copy: Company Records
Filemcf

BBVA Banco BHIF

Santiago, 24 de mayo de 2002
N°156.02

Señores
Bolsa de Comercio de Santiago
Bolsa de Valores
Presente

De mi consideración:

Mediante cartas de fecha 2 y 3 de mayo en curso, respectivamente, se comunicó a esa Bolsa de Valores los acuerdos adoptados en Junta Ordinaria de Accionistas celebrada con fecha 23 de abril último y la publicación como información esencial de la renovación total del directorio, efectuada mediante aviso publicado en el Diario La Nación de fecha 3 del presente mes.

Por la presente comunicación informo a ustedes que en la transcripción del acuerdo adoptado respecto del Tercer Punto de la Tabla, "Elección de los Miembros del Directorio", de la referida acta, se incurrió en un error en cuanto al nombre de uno de los directores titulares elegido, ya que su nombre completo es "Antonio Martínez-Jorquera Lloveras" y no "Antonio Martínez Jorquera".

La pertinente rectificación de la información esencial será puesta en conocimiento del público mediante aviso a ser publicado en el Diario La Nación con esta misma fecha.

Adjunto copia autorizada de la escritura pública otorgada con fecha 17 de mayo de 2002, en la Notaría de Santiago de don José Musalem Saffie, a que se redujera tanto del acta de la Junta como de la rectificación de su transcripción, debidamente firmadas por el Presidente, la Secretaria y los accionistas elegidos al efecto; dicha copia reemplaza a la enviada con fecha 9 de este mes.

Saluda atentamente a ustedes,

BBVA BANCO BHIF

María Elisa Abovic Wiegand
Fiscal

c.c.carpeta
c.c.archivo
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BBVA Banco BHIF

Santiago, 24 de mayo de 2002
N°155.02

Señores
Bolsa de Corredores
Bolsa de Valores
Presente

De mi consideración:

Mediante cartas de fecha 2 y 3 de mayo en curso, respectivamente, se comunicó a esa Bolsa de Valores los acuerdos adoptados en Junta Ordinaria de Accionistas celebrada con fecha 23 de abril último y la publicación como información esencial de la renovación total del directorio, efectuada mediante aviso publicado en el Diario La Nación de fecha 3 del presente mes.

Por la presente comunicación informo a ustedes que en la transcripción del acuerdo adoptado respecto del Tercer Punto de la Tabla, "Elección de los Miembros del Directorio", de la referida acta, se incurrió en un error en cuanto al nombre de uno de los directores titulares elegido, ya que su nombre completo es "Antonio Martínez-Jorquera Lloveras" y no "Antonio Martínez Jorquera".

La pertinente rectificación de la información esencial será puesta en conocimiento del público mediante aviso a ser publicado en el Diario La Nación con esta misma fecha.

Adjunto copia autorizada de la escritura pública otorgada con fecha 17 de mayo de 2002, en la Notaría de Santiago de don José Musalem Saffie, a que se redujera tanto del acta de la Junta como de la rectificación de su transcripción, debidamente firmadas por el Presidente, la Secretaria y los accionistas elegidos al efecto; dicha copia reemplaza a la enviada con fecha 9 de este mes.

Saluda atentamente a ustedes,

BBVA BANCO BHIF

María Elisa Abovic Wiegand
Fiscal

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BBVA **Banco BHIF**

Santiago, 24 de mayo de 2002
N°158.02

Señor
Edgar Piedra
Assistant Treasurer
The Bank of New York
620 Avenue of the Americas,6LF
New York, NY 10011
<u>Presente</u>

De mi consideración:

Mediante carta de fecha 2 de mayo en curso se comunicó a ese Banco los acuerdos adoptados en Junta Ordinaria de Accionistas celebrada con fecha 23 de abril último, entre los cuales se encuentra la renovación total del directorio, que fuera publicada como información esencial mediante aviso publicado en el Diario La Nación de fecha 3 del presente mes.

Por la presente comunicación informo a ustedes que en la transcripción del acuerdo adoptado respecto del Tercer Punto de la Tabla; "Elección de los Miembros del Directorio", de la referida acta, se incurrió en un error en cuanto al nombre de uno de los directores titulares elegido, ya que su nombre completo es "Antonio Martínez-Jorquera Lloveras" y no "Antonio Martínez Jorquera".

La pertinente rectificación de la información esencial será puesta en conocimiento del público mediante aviso a ser publicado en el Diario La Nación con esta misma fecha.

Adjunto copia autorizada de la escritura pública otorgada con fecha 17 de mayo de 2002, en la Notaría de Santiago de don José Musalem Saffie, a que se redujera tanto del acta de la Junta como de la rectificación de su transcripción, debidamente firmadas por el Presidente, la Secretaria y los accionistas elegidos al efecto; dicha copia reemplaza a la enviada con fecha 9 de este mes.

Saluda atentamente a ustedes,

BBVA BANCO BHIF

María Elisa Abovic Wiegand
Fiscal

c.c.carpeta
c.c.archivo
mcf

BBVA Banco BHIF

Santiago, 24 de mayo de 2002
N°157.02

Señores
Bolsa Electrónica de Chile
Bolsa de Valores
<u>Presente</u>

De mi consideración:

Mediante cartas de fecha 2 y 3 de mayo en curso, respectivamente, se comunicó a esa Bolsa de Valores los acuerdos adoptados en Junta Ordinaria de Accionistas celebrada con fecha 23 de abril último y la publicación como información esencial de la renovación total del directorio, efectuada mediante aviso publicado en el Diario La Nación de fecha 3 del presente mes.

Por la presente comunicación informo a ustedes que en la transcripción del acuerdo adoptado respecto del Tercer Punto de la Tabla, "Elección de los Miembros del Directorio", de la referida acta, se incurrió en un error en cuanto al nombre de uno de los directores titulares elegido, ya que su nombre completo es "Antonio Martínez-Jorquera Lloveras" y no "Antonio Martínez Jorquera".

La pertinente rectificación de la información esencial será puesta en conocimiento del público mediante aviso a ser publicado en el Diario La Nación con esta misma fecha.

Adjunto copia autorizada de la escritura pública otorgada con fecha 17 de mayo de 2002, en la Notaría de Santiago de don José Musalem Saffie, a que se redujera tanto del acta de la Junta como de la rectificación de su transcripción, debidamente firmadas por el Presidente, la Secretaria y los accionistas elegidos al efecto; dicha copia reemplaza a la enviada con fecha 9 de este mes.

Saluda atentamente a ustedes,

BBVA BANCO BHIF

María Elisa Abovic Wiegand
Fiscal

c.c.carpeta
c.c.archivo
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ITEM 2

BBVA Banco BHIF

CORRECTION TO OBLIGATORY NOTICE

BBVA Banco BHIS hereby announces that there was an error in the transcription of the resolution approved under Point Three of the Agenda "Election of the Board," of the Minutes of the Ordinary Shareholders' Meeting held on April 23, 2002, regarding the name of one of the Titular Directors elected, his full name being "Antonio Martínez-Jorquera Lloveras" and not "Antonio Martínez Jorquera."

This notice is a correction to the one which appeared in *Diario La Nación* newspaper on May 3, referring to significant events in the Bank's situation, published to comply with the stipulations of Articles 9 and 10 of Law no. 18.045 and Article 44 of the General Banking Law.

GENERAL MANAGER

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 31, 2002

BBVA BANCO BHIF

By:

Name: Ramon Monell Valls

Title: Chief Executive Officer